40-33

811-8553

Kirkpatrick & Lockhart LLP

JEFFREY B. MALETTA
(202) 778-9062
Fax: 202-778-9100
jmaletta@kl.com

1800 Massachusetts Avenue, NW
Suite 200
Washington, DC 20036-1221
202.778.9000
www.kl.com

October 22, 2003

BY HAND

Public Filing Room
United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: *Carl Kircher, et al. v. Putnam Funds Trust, et al.*
Civil Action No. 2003 L 001255 (Circuit Court, Madison County, IL)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

Enclosed please find the Complaint in the above-referenced civil action filed in the Circuit Court for Madison County, Illinois. We represent Evergreen International Trust and Evergreen Investment Management Company, LLC in this matter and are filing this document on their behalf pursuant to Section 33 of the Investment Company Act of 1940. Defendants are removing the entire action to the United States District Court for the Southern District of Illinois.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Jeffrey B. Maletta

JBM/bs
Enclosures

cc: Catherine F. Kennedy, Esq.

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

CARL KIRCHER and ROBERT BROCKWAY, individually and on behalf of all others similarly situated, Plaintiffs, vs. PUTNAM FUNDS TRUST, a business trust, PUTNAM INVESTMENT MANAGEMENT, LLC, EVERGREEN INTERNATIONAL TRUST, a business trust, and EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC, Defendants.	)	Cause No. ________

COMPLAINT

COME NOW Plaintiffs, CARL KIRCHER and ROBERT BROCKWAY, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for their Complaint against Defendants, PUTNAM FUNDS TRUST, PUTNAM INVESTMENT MANAGEMENT, LLC, EVERGREEN INTERNATIONAL TRUST, and EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC, state as follows:

1. Plaintiff Carl Kircher, is a resident of Troy, Madison County, Illinois.

2. Plaintiff ROBERT BROCKWAY is a resident of Belleville, St. Clair County, Illinois.

3. Defendant PUTNAM FUNDS TRUST, ("PUTNAM FUNDS") is a Massachusetts business trust with its principal place of business in Boston, Massachusetts. PUTNAM FUNDS is the sponsor of the Putnam International Growth & Income Fund ("Putnam International Growth & Income"). Defendant PUTNAM FUNDS does business in the state of Illinois and is registered as a mutual fund

in the state of Illinois. Defendant PUTNAM FUNDS has consented to the jurisdiction of Illinois courts. Defendant PUTNAM FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant PUTNAM FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant PUTNAM FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

4. Defendant PUTNAM INVESTMENT MANAGEMENT, LLC ("PUTNAM FUND MANAGER") is a Delaware limited liability company with its principal place of business in Boston, Massachusetts. The day-to-day tasks associated with running the business of Putnam International Growth & Income, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant PUTNAM FUND MANAGER has been contracted to serve as the investment manager for the Putnam International Growth & Income. As the investment manager for Putnam International Growth & Income, Defendant PUTNAM FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant PUTNAM FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Putnam International Growth & Income business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant PUTNAM FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois regarding the performance of the Fund and the investments it manages.

5. Defendant EVERGREEN INTERNATIONAL TRUST ("EVERGREEN FUNDS") is a Delaware business trust with its principal place of business in Boston, Massachusetts. EVERGREEN FUNDS is the sponsor of the Evergreen International Growth Fund ("Evergreen International"). Defendant EVERGREEN FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant EVERGREEN FUNDS has consented to the jurisdiction of Illinois courts. Defendant EVERGREEN FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant EVERGREEN FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant EVERGREEN FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

6. Defendant EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC ("EVERGREEN FUND MANAGER") is a Delaware limited liability company with its principal place of business in Boston, Massachusetts. The day-to-day tasks associated with running the business of Evergreen International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant EVERGREEN FUND MANAGER has been contracted to serve as the investment manager for the Evergreen International. As the investment manager for Evergreen International, Defendant EVERGREEN FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant EVERGREEN FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Evergreen International business and the activities complained of herein occurred, in

whole or in part, in Madison County, Illinois. Defendant EVERGREEN FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison, Illinois, regarding the performance of the Fund and the investments it manages.

7. At all times relevant herein, Plaintiff CARL KIRCHER has owned and held shares of Putnam International Growth & Income Fund for the purpose of long term investing in international securities.

8. At all times relevant herein, Plaintiff ROBERT BROCKWAY has owned and held shares of Evergreen International in his Individual Retirement Account for the purpose of long term investing in international securities.

9. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

10. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

11. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

12. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

13. Shares of open end mutual funds are sold to investors such as Plaintiffs at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

14. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

15. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

16. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

17. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the

closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

18. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

19. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

20. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

21. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

22. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

23. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

24. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

25. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants

calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

26. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

27. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

28. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

29. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

30. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

31. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

32. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

33. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part

of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

34. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

35. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

36. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

37. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

38. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to

36. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

37. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

38. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to

be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

39. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

40. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

41. Plaintiffs bring this complaint as a class action against Defendants PUTNAM FUNDS, PUTNAM FUND MANAGER, EVERGREEN FUNDS, EVERGREEN FUND MANAGERS, and pursuant to ' 5/2-801 et. seq., of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have owned shares in Putnam International Growth & Income or Evergreen International Growth for more than fourteen days from the date of purchase to the date

of sale (redemption) or exchange ("long term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents, servants or employees of Defendants, and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

42. Plaintiffs are members of the class and will fairly and adequately assert and protect the interests of the class. The interests of the Plaintiffs are coincident with, and not antagonistic to, those of other members of the class. Plaintiffs have retained attorneys who are experienced in class action litigation.

43. Members of the class are so numerous that joinder of all members is impracticable.

44. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of Putnam International Growth & Income and Evergreen International Growth's portfolios of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

ii. whether defendants failed to properly implement Putnam International Growth & Income and Evergreen International Growth's portfolios valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement Putnam International Growth & Income and Evergreen International Growth's portfolio valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to properly implement Putnam International Growth & Income and Evergreen International Growth's portfolio valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

v. whether defendants failed to protect Putnam International Growth & Income and Evergreen International Growth's long term shareholders from market timing traders of fund shares who use Putnam International Growth & Income and Evergreen International Growth shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of PUTNAM FUNDS, PUTNAM FUND MANAGER, EVERGREEN FUNDS and EVERGREEN FUND MANAGERS to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

vi. whether defendants breached the duties they owed to plaintiffs and the class;

vii. whether plaintiffs and the class have been damaged and, if so,

viii. the extent of such damages.

45. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

46. The class action method is appropriate for the fair and efficient prosecution of this action.

47. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

48. The certification of a class would allow litigation of claims that, in view of the expense of the litigation, may be insufficient in amount to support separate actions.

Count I

COMES NOW Plaintiff CARL KIRCHER, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants PUTNAM FUNDS TRUST and PUTNAM INVESTMENT MANAGEMENT, LLC, states as follows:

49. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 as if fully set forth herein.

50. Defendant PUTNAM FUNDS operates Putnam International Growth & Income as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its

investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

51. Defendant PUTNAM FUND MANAGER serves as the investment manager for Putnam International Growth & Income. Defendant PUTNAM FUND MANAGER provides, among other things, portfolio management services and selects the securities for Putnam International Growth & Income to buy, hold or sell. Putnam International Growth & Income pays Defendant PUTNAM FUND MANAGER set fees based on the percentage of assets under management for managing Putnam International Growth & Income's assets. Defendant PUTNAM FUND MANAGER's compensation and management of the Putnam International Growth & Income Fund are required to be reviewed and approved by Defendant Putnam Fund's board of trustees.

52. At all times relevant hereto, Plaintiff Kircher has owned shares in Putnam International Growth & Income.

53. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

54. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

55. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Putnam International Growth & Income Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those

prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

56. Defendants breached their duties of due care owed to Plaintiff KIRCHER and similarly situated owners of the Putnam International Growth & Income Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Putnam International Growth & Income's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Putnam International Growth & Income's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Putnam International Growth & Income's shares at the expense of long term shareholders.

57. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff KIRCHER and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against Defendants PUTNAM FUNDS TRUST and PUTNAM INVESTMENT MANAGEMENT, LLC, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Putnam International Growth & Income Fund or Evergreen International Growth Fund for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFF DEMANDS TRIAL BY JURY

Count II

COMES NOW Plaintiff CARL KIRCHER, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants PUTNAM FUNDS TRUST and PUTNAM INVESTMENT MANAGEMENT, LLC, states as follows:

58. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 and 50 through 55 as if fully set forth herein.

59. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Putnam International Growth & Income Fund might occur daily after the closing of the New York Stock Exchange.

60. With utter indifference and conscious disregard for Plaintiff KIRCHER'S investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff KIRCHER and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Putnam International Growth & Income's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Putnam International Growth & Income's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Putnam International Growth & Income's shares at the expense of long term shareholders.

61. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff KIRCHER and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against Defendants PUTNAM FUNDS TRUST and PUTNAM INVESTMENT MANAGEMENT, LLC, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Putnam International Growth & Income Fund or Evergreen International Growth Fund for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count III

COMES NOW Plaintiff ROBERT BROCKWAY, individually and on behalf of all others similarly situated, and for Count III of his Complaint against Defendants EVERGREEN FUNDS and EVERGREEN FUND MANAGER, states as follows:

62. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 as if fully set forth herein.

63. Defendant EVERGREEN FUNDS operates Evergreen International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

64. Defendant EVERGREEN FUND MANAGER serves as the investment manager for Evergreen International. Defendant EVERGREEN FUND MANAGER provides, among other things, portfolio management services and selects the securities for Evergreen International to buy, hold or sell. Evergreen International pays Defendant EVERGREEN FUND MANAGER set fees based on the percentage of assets under management for managing Evergreen International's assets. Defendant EVERGREEN FUND MANAGER's compensation and management of the Evergreen International Fund are required to be reviewed and approved by Defendant EVERGREEN FUNDS' board of trustees.

65. At all times relevant hereto, Plaintiff BROCKWAY has owned shares in Evergreen International.

66. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment

management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

67. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

68. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Evergreen International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

69. Defendants breached their duties of due care owed to Plaintiff BROCKWAY and similarly situated owners of the Evergreen International Fund by, inter alia:

- i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Evergreen International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;
- ii. failing to implement Evergreen International's portfolio valuation and share pricing policies and procedures; and
- iii. allowing portfolio valuation and share pricing policies and procedures which benefitted market timing traders of Evergreen International's shares at the expense of long term shareholders.

70. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff BROCKWAY and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against Defendants EVERGREEN INTERNATIONAL TRUST and EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Putnam International Growth & Income Fund or Evergreen International Growth Fund for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count IV

COMES NOW Plaintiff ROBERT BROCKWAY, individually and on behalf of all others similarly situated, and for Count IV of his Complaint against Defendants EVERGREEN FUNDS and EVERGREEN FUND MANAGER, states as follows:

71. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 and 63 through 68 as if fully set forth herein.

72. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Evergreen International Fund might occur daily after the closing of the New York Stock Exchange.

73. With utter indifference and conscious disregard for Plaintiff BROCKWAY'S investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff BROCKWAY and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Evergreen International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Evergreen International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Evergreen International's shares at the expense of long term shareholders.

74. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Brockway and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against Defendants EVERGREEN INTERNATIONAL TRUST and EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

All persons in the United States who held shares in the Putnam International Growth & Income Fund or Evergreen International Growth Fund for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, IL 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone 312/641-9750
Facsimile 312/641-9751
E-mail: gzelcs@koreintillery.com

Law Offices of Klint Bruno
Klint Bruno #6257742
1131 Lake Street
Oak Park, Illinois 60301
Telephone: 312.286.4915

Attorneys for Plaintiffs and the Class

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

CARL KIRCHER and ROBERT BROCKWAY, individually and on behalf of all others similarly situated, Plaintiffs, vs. PUTNAM FUNDS TRUST, a business trust, PUTNAM INVESTMENT MANAGEMENT, LLC, EVERGREEN INTERNATIONAL TRUST, a business trust, and EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC, Defendants.	)	Cause No. ____________

AFFIDAVIT OF STEPHEN M. TILLERY

I, STEPHEN M. TILLERY, being first duly sworn upon my oath, depose and state as follows:

1. That I am one of the attorneys representing the Plaintiffs filing the above-captioned cause of action.

2. That the total of money damages sought by Plaintiffs in this cause of action, including all damages specifically plead in the Complaint as well as all other damages to which Plaintiffs and members of the class may otherwise be entitled exceeds Fifty Thousand Dollars ($50,000) in total, but is less than $75,000 per Plaintiff or class member.

Further affiant sayeth naught.

[signature]
STEPHEN M. TILLERY

STATE OF ILLINOIS)
) ss.
COUNTY OF Clinton)

Subscribed and sworn to before me, a Notary Public, this 16th day of September, 2003.

Notary Public

My commission expires: